Mail Stop 4561
Via Fax (801) 847-6442

June 25, 2009

Jeremiah Cox
Chief Financial Officer
Klever Marketing, Inc.
P.O. Box 711308
Salt Lake City, Utah 84171

Re: **Klever Marketing, Inc.**
        Form 8-K filed May 28, 2009
        File No. 000-18730

Dear Mr. Cox:

        We have completed our review of Item 4.01 of your Form 8-K noted above and do not, at this time, have any further comments.

                                        Sincerely,

                                        Melissa Feider
                                        Staff Accountant